UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                             Edison Renewables, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   28102A 10 5
                                 (CUSIP Number)

                              Gavin C. Grusd, Esq.
                       Certilman Balin Adler & Hyman, LLP
                      The Financial Center at Mitchel Field
                                90 Merrick Avenue
                           East Meadow, New York 11554
                                 (516) 296-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2004
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP No.      28102A 10 5

1.   Name of Reporting Person

     Stephen D. Young

2.   Check the appropriate box if a member of a group        (a) [X]

                                                             (b) [ ]

3.   SEC Use Only

4.   Source of Funds
     OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.   Citizenship or Place of Organization
     United States

Number of Shares       7.       Sole Voting Power
Beneficially Owned              2,000,000
By Each Reporting
Person With            8.       Shared Voting Power
                                0

                       9.       Sole Dispositive Power
                                2,000,000

                       10.      Shared Dispositive Power
                                0

11.  Aggregate Amount Beneficially Owned by Reporting Person
     2,000,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)
     12.0%

14.  Type of Reporting Person
     IN

                                  SCHEDULE 13D

CUSIP No.      28102A 10 5

1.   Name of Reporting Person

     James G. Wray

2.   Check the appropriate box if a member of a group        (a) [X]

                                                             (b) [ ]

3.   SEC Use Only

4.   Source of Funds
     OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.   Citizenship or Place of Organization
     United States

Number of Shares       7.       Sole Voting Power
Beneficially Owned              2,000,000
By Each Reporting
Person With            8.       Shared Voting Power
                                0

                       9.       Sole Dispositive Power
                                2,000,000

                       10.      Shared Dispositive Power
                                0

11.  Aggregate Amount Beneficially Owned by Reporting Person
     2,000,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)
     12.0%

14.  Type of Reporting Person
     IN

                                  SCHEDULE 13D

CUSIP No.      28102A 10 5

1.   Name of Reporting Person

     Sean Rawlins

2.   Check the appropriate box if a member of a group        (a) [X]

                                                             (b) [ ]

3.   SEC Use Only

4.   Source of Funds
     OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.   Citizenship or Place of Organization
     United States

Number of Shares       7.       Sole Voting Power
Beneficially Owned              2,000,000
By Each Reporting
Person With            8.       Shared Voting Power
                                0

                       9.       Sole Dispositive Power
                                2,000,000

                       10.      Shared Dispositive Power
                                0

11.  Aggregate Amount Beneficially Owned by Reporting Person
     2,000,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)
     12.0%

14.  Type of Reporting Person
     IN

                                  SCHEDULE 13D

CUSIP No.      28102A 10 5

1.   Name of Reporting Person

     Michael Jones

2.   Check the appropriate box if a member of a group        (a) [X]

                                                             (b) [ ]

3.   SEC Use Only

4.   Source of Funds
     OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.   Citizenship or Place of Organization
     United States

Number of Shares       7.       Sole Voting Power
Beneficially Owned              2,000,000
By Each Reporting
Person With            8.       Shared Voting Power
                                0

                       9.       Sole Dispositive Power
                                2,000,000

                       10.      Shared Dispositive Power
                                0

11.  Aggregate Amount Beneficially Owned by Reporting Person
     2,000,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)
     12.0%

14.  Type of Reporting Person
     IN

                                  SCHEDULE 13D

CUSIP No.      28102A 10 5

1.   Name of Reporting Person

     Viper Networks, Inc.

2.   Check the appropriate box if a member of a group       (a) [X]

                                                            (b) [ ]

3.   SEC Use Only

4.   Source of Funds
     OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.   Citizenship or Place of Organization
     Utah

Number of Shares      7.       Sole Voting Power
Beneficially Owned             4,000,000
By Each Reporting
Person With           8.       Shared Voting Power
                               0

                      9.       Sole Dispositive Power
                               4,000,000

                      10.      Shared Dispositive Power
                               0

11.  Aggregate Amount Beneficially Owned by Reporting Person
     4,000,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)
     24.0%

14.  Type of Reporting Person
     CO

ITEM 1.     Security and Issuer

     The Reporting Persons are making this statement in reference to shares of common stock, par value $.001 per share (the "Common Stock"), of Edison Renewables, Inc., a Nevada corporation (the "Company").

     The address of the principal executive offices of the Company is 1940 Deer Park Avenue, Deer Park, New York 11729.

ITEM 2.     Identity and Background.

         (a)      Name of Reporting Persons:

                  Stephen D. Young
                  James G. Wray
                  Sean Rawlins
                  Michael Jones
                  Viper Networks, Inc.

         (b)      Residence or business address:

                  Stephen D. Young
                  3237 Canonita Drive
                  Fallbrook, CA 92028

                  James G. Wray
                  32459 Via Destello
                  Temecula, CA 92592

                  Sean Rawlins
                  28411 Laguna Hills Drive
                  #K157
                  Aliso Viga, CA 92656

                  Michael Jones
                  2304 Ruhland Avenue
                  #A
                  Redondo Beach, CA 92592

                  Viper Networks, Inc.
                  2070 Business Center Drive
                  Suite 210
                  Irvine, CA 92612

         (c) Stephen D. Young: Effective at the time the Company complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of an

Information Statement (the "Information Statement") to the Company's stockholders relating to a change of control of the Board of Directors of the Company described below, Mr. Young will be elected as the Company's President, Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Treasurer and director. Mr. Young is also the President, Chief Executive
Officer, Chief Financial Officer, Secretary and director of NextPhase Technologies, Inc. ("NextPhase"), a subsidiary of the Company as a result of a share exchange described in Item 4 below, and is the Chairman of the Board and Chief Executive Officer of Viper Networks, Inc.

     James G. Wray: Effective at the time the Company complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of the Information Statement to the Company's stockholders, Mr. Wray will be elected as the Company's Executive Vice President Sales and Marketing and director. Mr. Wray is also a director of NextPhase.

     Sean Rawlins: Effective at the time the Company complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of the Information Statement to the Company's stockholders, Mr. Rawlins will be elected as the Company's Excutive Vice President and director. Mr. Rawlins is also a director of NextPhase.

     Michael Jones: Effective at the time the Company complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of the Information Statement to the Company's stockholders, Mr. Jones will be elected as the Company's Executive Vice President, Chief Technology Officer and director. Mr. Jones is also the Chief Technology Officer and a director of NextPhase.

     Viper Networks, Inc.: Viper Networks operates a global VoIP (Voice over Internet Protocol) network that allows telephone calls to be placed to any phone in the world using an existing Internet connection, and receive calls through a unique IP-PSTN switching network. The principal office of Viper Networks is 2070 Business Center Drive, Suite 210, Irvine, CA 92612.

          (d) None of the Reporting Persons have been convicted in a criminal proceeding in the last five years.

          (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of Messrs. Young, Wray, Rawlins, and Jones are citizens of the United States of America and Viper Networks is a corporation organized under the laws of the State of Utah.

ITEM 3.     Source and Amount of Funds or Other Consideration.

            Not Applicable

ITEM 4.     Purpose of Transaction

     On August 3, 2004, the Company entered into an Agreement and Plan of Share Exchange (the "Share Exchange") with all of the shareholders of NextPhase, in which the Reporting Person was a shareholder.

     Under the terms of the Share Exchange, the Company acquired all of the issued and outstanding stock of NextPhase (an aggregate of 12,943,000 shares of common stock) in exchange for the issuance of aggregate of 12,943,000 shares of the Company's Common Stock, or approximately 78% of the Company's issued and outstanding shares of Common Stock. Of such shares, 2,000,000 shares, representing approximately 12%, of the Company's issued and outstanding shares of Common Stock, were issued to each of Messrs. Young, Wray, Rawlins and Jones, and 4,000,000 shares, representing approximately 24% of the Company's issued and outstanding shares of Common Stock, was issued to Viper Networks.

     Effective at the time the Company complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of the Information Statement, the Company's Board of Directors will take the necessary action(s) required to expand the Company's Board of Directors to five (5) members, and to fill the resulting four (4) vacancies with Messrs. Young, Wray, Rawlins and Jones.

ITEM 5.     Interest in Securities of the Issuer

     As of the date hereof, the Mr. Young is the beneficial owner of 2,000,000 shares of Common Stock of the Company (or approximately 12% of the outstanding Common Stock of the Company). Mr Young has sole voting and dispositive power over all of such shares.

     During the past 60 days, Mr. Young has not effected any transactions in the Common Stock of the Company, except that Mr. Young acquired 2,000,000 shares of Common Stock in the Share Exchange described in Item 4 above.

     As of the date hereof, the Mr. Wray is the beneficial owner of 2,000,000 shares of Common Stock of the Company (or approximately 12% of the outstanding Common Stock of the Company). Mr. Wray has sole voting and dispositive power over all of such shares.

     During the past 60 days, Mr. Wray has not effected any transactions in the Common Stock of the Company, except that Mr. Wray acquired 2,000,000 shares of Common Stock in the Share Exchange described in Item 4 above.

     As of the date hereof, the Mr. Rawlins is the beneficial owner of 2,000,000 shares of Common Stock of the Company (or approximately 12% of the outstanding Common Stock of the Company). Mr. Rawlins has sole voting and dispositive power over all of such shares.

     During the past 60 days, Mr. Rawlins has not effected any transactions in the Common Stock of the Company, except that Mr. Rawlins acquired 2,000,000 shares of Common Stock in the Share Exchange described in Item 4 above.

     As of the date hereof, the Mr. Jones is the beneficial owner of 2,000,000 shares of Common Stock of the Company (or approximately 12% of the outstanding Common Stock of the Company). Mr. Jones has sole voting and dispositive power over all of such shares.

     During the past 60 days, Mr. Jones has not effected any transactions in the Common Stock of the Company, except that Mr. Jones acquired 2,000,000 shares of Common Stock in the Share Exchange described in Item 4 above.

     As of the date hereof, Viper Networks is the beneficial owner of 4,000,000 shares of Common Stock of the Company (or approximately 24% of the outstanding Common Stock of the Company). Viper Networks has sole voting and dispositive power over all of such shares.

     During the past 60 days, Viper Networks has not effected any transactions in the Common Stock of the Company, except that Viper Networks acquired 4,000,000 shares of Common Stock in the Share Exchange described in Item 4 above.

ITEM 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons entered into a Voting Agreement ("Voting Agreement"), dated August 3, 2004. Pursuant to the Voting Agreement, the Reporting Persons, jointly and severally, agreed that, for a period of one-year commencing on August 3, 2004, each and every time that stockholders of the Company vote for the election of nominees to the Company's Board of Directors, whether in person or proxy at a meeting or by written consent, they will vote all shares of Common Stock of the Company which they own, or over which they exercise voting power, for the election of Paul Steo as a director of the Company. The Reporting Persons own, in the aggregate, approximately 72% of the Company's issued and outstanding shares of Common Stock.

ITEM 7.     Material to be Filed as Exhibits

     99.1 Agreement and Plan of Share Exchange, dated August 3, 2004 by and among the Company and the Shareholders of NextPhase Technologies, Inc.

     99.2 Voting Agreement, dated August 3, 2004 by and among Viper Networks, Inc., Stephen D. Young, James G. Wray, Sean Rawlins and Michael Jones.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 20, 2004


                                            /s/ Stephen D. Young
                                            --------------------
                                            Stephen D. Young


                                            /s/ James G. Wray
                                            --------------------
                                            James G. Wray


                                            /s/ Sean Rawlins
                                            --------------------
                                            Sean Rawlins


                                            /s/ Michael Jones
                                            --------------------
                                            Michael Jones


                                            VIPER NETWORKS, INC.

                                            By: /s/ Stephen D. Young
                                                ---------------------
                                                Name:  Stephen D. Young
                                                Title: Chairman of the Board